UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Deutsche Investment Management Americas, Inc.

345 Park Avenue

New York, NY 10154

Deutsche Asset Management (Hong Kong) Limited

48/F Cheung Kong Centre

2 Queen’s Road Central

Hong Kong, China

Deutsche Asset Management International GmbH

Mainzer Landstrasse 178-190

Frankfurt AM Main, 60327

Deutsche Asset Management (Japan) Limited

Sanno Park Tower, 2-11-1

Nagata-Cho, Chiyoda-Ku

Tokyo, 100-6173

Deutsche Investments Australia Limited

Deutsche Bank Place, Level 16

CNR Hunter and Phillip Streets

Sydney, NSW 2000

RREEF America L.L.C.

875 N. Michigan Avenue, 41st Floor

Chicago, IL 60611

RREEF Global Advisors Limited

Winchester House

1 Great Winchester Street

London, United Kingdom EC2N 2DB

DWS Investments Distributors, Inc.

222 South Riverside Plaza

Chicago, IL 60606

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. 812-

Deutsche Bank Securities Inc. (“DBSI”), Deutsche Investment Management Americas, Inc. (“DIMA”), Deutsche Asset Management (Hong Kong) Limited (“DeAM (HK)”), Deutsche Asset Management International GmbH (“DeAMI”), Deutsche Asset Management (Japan) Limited (“DeAMJ”), Deutsche Investments Australia Limited (“DIAL”), RREEF America L.L.C. (“RREEF”), RREEF Global Advisors Limited (“RREEF (G)”), and DWS Investments Distributors, Inc. (“DIDI”) (collectively, other than DBSI, the “Fund Servicing Applicants” and, together with DBSI, the “Applicants”) each hereby submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a permanent injunction entered against DBSI.

As set forth below, the Fund Servicing Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to 136 management investment companies registered under the Act or series thereof (“Funds”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to 122 open-end registered investment companies under the Act (“Open-End Funds”) (such activities, collectively, “Fund Service Activities”). No Fund Servicing Applicant serves as depositor or principal underwriter to any unit investment trust registered under the Act (“UIT”). While DBSI does not serve, and no existing company of which DBSI is an affiliated person (other than the Fund Servicing Applicants) currently serves, in any of the aforementioned applicable capacities to any Fund, Open-End Fund or UIT, Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which DBSI is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which DBSI may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

DBSI is an indirect wholly owned subsidiary of Deutsche Bank AG, a stock corporation organized under the laws of the Federal Republic of Germany. DBSI is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”). DBSI is a member of the Financial Industry Regulatory Authority, various exchanges, and the Securities Investor Protection Corporation. As a futures commission merchant, DBSI is registered with the Commodities Futures Trading Commission (“CFTC”), is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange and ICE Futures U.S., and is a member of the National Futures Association. DBSI provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. DBSI provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, and equity market research and investment banking. DBSI also executes trading arbitrage strategies for its own account using debt, equity and related derivative instruments. DBSI currently does not serve as investment adviser, principal underwriter or depositor for any Fund.

DIMA, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to 129 Funds listed on Part 1 of Annex A and investment sub-advisory and management services to 15 Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $141.9 billion as of March 31, 2009.

DeAM (HK), a corporation organized under the laws of Hong Kong, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to four Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $510 million as of March 31, 2009.

DeAMI, a corporation organized under the laws of Germany, is a wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to three Funds listed on Part 2 of Annex A and investment sub-advisory and management services to seven Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $2.6 billion as of March 31, 2009.

DeAMJ, a corporation organized under the laws of Japan, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to the Fund listed on Part 1 of Annex A. This Fund had net assets of approximately $40 million as of March 31, 2009.

DIAL, a corporation organized under the laws of Australia, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to three Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $510 million as of March 31, 2009.

RREEF, a Delaware limited liability company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to the Fund listed on Part 3 of Annex A and investment sub-advisory and management services to 12 Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $2.4 billion as of March 31, 2009.

RREEF (G), a UK limited company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to four Funds listed on Part 1 of Annex A. These Funds had net assets of approximately $510 million as of March 31, 2009.

DIDI, a corporation organized under the laws of Delaware, is an indirect majority owned subsidiary of Deutsche Bank AG and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 122 Funds listed on Part 1 of Annex B.

B.	The Consent and Injunction

On June 3, 2009, the Commission filed a complaint (the “Complaint”) against DBSI in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Deutsche Bank Securities Inc. The Commission alleged in the Complaint that DBSI violated section 15(c) of the Exchange Act by marketing auction rate securities as highly liquid investments comparable to cash or money market instruments and by selling auction rate securities to its customers without adequately disclosing the risks involved in purchasing such securities.

On June 1, 2009, DBSI executed a consent (the “Consent”) in which it neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of an injunction. On June 9, 2009, the District Court entered a judgment against DBSI (the “Judgment”) that restrained and enjoined DBSI, directly or through its agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice of the Judgment, from violating Section 15(c) of the Exchange Act (the “Injunction”).1 Pursuant to the Consent, DBSI has agreed, among other things, to: (i) buy back eligible auction rate securities at par, plus accrued interest or dividends, from certain classes of customers to whom it sold such securities; (ii) reimburse certain classes of customers who took out loans secured by auction rate securities that were not successfully auctioning at the time the loan was taken out from DBSI (between February 13, 2008 and the date of the Judgment) and made certain interest payments; (iii) pay certain classes of customers who sold auction rate securities below par between February 13, 2008 and the date of the Consent the difference between par and the price at which the customer sold the auction rate securities, plus reasonable interest; and (iv) use its best efforts to provide liquidity solutions to institutional and other customers who purchased eligible auction rate securities from DBSI prior to February 13, 2008.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, or in connection with activities as an underwriter, broker or dealer. Section 9(a)(3) extends the

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[1]	Securities and Exchange Commission v. Deutsche Bank Securities Inc., 09 Civ. 5174 (S.D.N.Y. June 9, 2009).

prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any Fund or as principal underwriter for any registered open-end company, registered face amount certificate company or UIT. The entry of the Injunction would result in a disqualification of each Fund Servicing Applicant under Section 9(a)(3) because DBSI is under common control with the Fund Servicing Applicants and thus an affiliated person of such Applicants and would, upon the entry of the Injunction, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).2

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

_________________________

[2]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

A.	Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor to any Fund or in the capacity of principal underwriter for any open-end Fund, UIT or registered face amount certificate company. The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”3 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of the Fund Servicing Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of DIMA, DeAM (HK), DeAMI, DeAMJ, DIAL, RREEF and RREEF (G) (the “Adviser Applicants”) to continue providing advisory and sub-advisory services to Funds would result in such Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications

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[3]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the boards of directors of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of DIDI (the “Underwriter”) to continue to serve as principal underwriter to Funds would result in potential hardship to such Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Underwriter because to do so would deprive the shareholders of those Funds of services they selected in investing in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute principal underwriters, which would not, in any event, be able to replicate the selling network established by the Underwriter. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on Fund Servicing Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial resources to establishing expertise in advising and sub-advising Funds. Prohibiting the Adviser Applicants from providing advisory or sub-advisory services to the Funds would not only adversely affect their business, but would also adversely affect their employees that are involved in these activities. The Fund Servicing Applicants employ over 500 employees who are involved in the provisions of advisory and underwriting services to the Funds. The Adviser Applicants also have committed an extensive amount of capital to support their advisory and sub-advisory business. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Similarly, if the Underwriter was barred under Section 9(a) from continuing to provide underwriting services to the Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. The Underwriter has committed substantial resources to establishing expertise in underwriting the securities of Funds. Prohibiting the Underwriter from serving as principal underwriter to the Funds would not only adversely affect its current business, but also its employees that are involved in these activities. The Underwriter has committed an extensive amount of capital to support its underwriting activities. For these reasons, the imposition of the Section 9(a) disqualification on the Underwriter would be unduly and disproportionately severe.

D.	Absence of Any Connection Between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or principal underwriter for any Fund. Additionally, the alleged conduct giving rise to the Injunction did not involve any Fund for which a Fund Servicing Applicant provided Fund Service Activities. Therefore, the Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

E.	No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any responsibility for, or had any involvement in, the conduct alleged in the Complaint; (ii) the personnel at DBSI who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing advisory, sub-advisory, depository or underwriting services to Funds; and (iii) because the personnel of the Fund Servicing Applicants did not have any involvement in the alleged misconduct, shareholders of Funds that received investment advisory, and principal underwriting services from the Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, or principal underwriter.

F.	Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and DBSI have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. DBSI has agreed to cooperate with the Commission in connection with any judicial or administrative proceeding or investigation to which the Commission is a party in connection with this action. In addition, DBSI has agreed to take certain remedial measures, including (i) buying back eligible auction rate securities at par, plus accrued interest or dividends, from certain classes of customers to whom it sold such securities; (ii) reimbursing certain classes of customers who took out loans secured by auction rate securities that were not successfully auctioning at the time the loan was taken out from DBSI (between February 13, 2008 and the date of the Judgment) and made certain interest payments; (iii) paying certain classes of customers who sold auction rate securities below par between February 13, 2008 and the date of the Consent the difference between par and the price at which the customer sold the auction rate securities, plus reasonable interest; and (iv) using its best efforts to provide liquidity solutions to institutional and other customers who purchased eligible auction rate securities from DBSI prior to February 13, 2008. DBSI will also notify investors that an independent arbitrator under the auspices of the Financial Industry Regulatory Authority will be available for the purposes of arbitrating consequential damages claims. As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds for which the Applicants serve as investment adviser, investment sub-adviser or principal underwriter, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, relating to the circumstances that led to the Injunction, any impact on the Funds and this Application. The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.	Applicants’ Prior Section 9(c) Orders

Bankers Trust Company (“BT”) and its affiliates, which included Deutsche Bank AG as of June 4, 1999, obtained an exemptive order under Section 9(c) in 2000.4 The application was submitted because of a three-count felony information (“Information”) filed by the U.S. Attorney for the Southern District of New York alleging violations of 18 U.S.C. section 1005. The Information charged BT with making false entries on its books and records as a result of the conduct of certain employees in BT’s processing services businesses in 1994-1996. The conduct involved the transfer to reserve accounts and to income of aged credit items that should have been paid to customers, other third parties, or state abandoned property authorities. BT pleaded guilty to the charges in the Information pursuant to a written cooperation and plea agreement.

DBSI and its affiliates obtained an exemptive order under Section 9(c) in 2006 because of an injunction imposed against DBSI for certain violations of Section 17(b) of the Securities Act, certain Conduct Rules of the National Association of Securities Dealers and certain Rules of the New York Stock Exchange.5 The injunction relates to: (i) acts and practices that created or maintained inappropriate influence by DBSI’s investment banking business over the research analysts in DBSI’s research department and (ii) DBSI’s failure to produce an e-mail that the Commission had sought to examine during its investigation of DBSI’s research and investment banking practices.

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

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[4]

Bankers Trust Company (Temporary Order) IC-23737; 812-11532 (March 12, 1999); Bankers Trust Company, et al. (Notice of Application) IC-23817 (April 29 1999); Bankers Trust Company, et al. (Extension of Temporary Order and Notice of Application) IC-23828 (May 7, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24125 (November 4, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24333 (March 8, 2000); Bankers Trust Company, et al. (Permanent Order) IC-24554 (July 10, 2000).

[5]

Deutsche Investment Management Americas, Inc., et al. (Notice of Application and Temporary Order) IC-26620; 812-13124 (September 24, 2004); Deutsche Investment Management Americas, Inc. et al. (Permanent Order) IC-27496 (September 25, 2006).

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Christian J. Mixter

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

(202) 739-5575

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

(202) 739-5654

with a copy to:

Caroline Pearson

Deutsche Asset Management

One Beacon Street

Boston, MA 02108

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust or certificate of incorporation, as applicable, and bylaws of each Applicant have been complied with in connection with the execution and filing of this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE BANK SECURITIES INC.
By:	/s/ Joseph Polizzotto
Name: Joseph Polizzotto Title: Managing Director and General Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.
By:	/s/ Michael Colon
Name: Michael Colon Title: Managing Director and Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE ASSET MANAGEMENT (HONG KONG) LIMITED
By:	/s/A. Thomas Smith III
Name: A. Thomas Smith III Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE ASSET MANAGEMENT INTERNATIONAL GmbH
By:	/s/ Karola Plumridge
Name: Karola Plumridge Title: Director

By:	/s/ Christian Tschall
Name: Christian Tschall Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE ASSET MANAGEMENT (JAPAN) LIMITED
By:	/s/ Hiroaki Ishitani
Name: Hiroaki Ishitani Title: Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE INVESTMENTS AUSTRALIA LIMITED
By:	/s/ Jeremy Don
Name: Jeremy Don Title: Director

By:	/s/ John Dorrian
Name: John Dorrian Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

RREEF AMERICA L.L.C.
By:	/s/ Michael Luciano
Name: Michael Luciano Title: Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

RREEF GLOBAL ADVISORS LIMITED
By:	/s/ Stephen Shaw
Name: Stephen Shaw Title: Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on their behalf on the 9th day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DWS INVESTMENTS DISTRIBUTORS, INC.
By:	/s/ Michael Colon
Name: Michael Colon Title: Director and Chief Operating Officer

Annex A

Part 1

Funds for which Deutsche Investment Management Americas, Inc. provides investment advisory and management services:

Fund	Assets Under Management (as of March 31, 2009)

1. CASH ACCOUNT TRUST (3 Series)
1) Government & Agency Securities Portfolio	$18,784,625,227.39
2) Money Market Portfolio	$5,386,196,878.03
3) Tax Exempt Portfolio	$3,989,968,722.67

2. CASH MANAGEMENT PORTFOLIO (1 series)
4) Cash Management Portfolio	$26,701,838,081.18

3. CASH RESERVE FUND, INC. (1 series)
5) Prime Series	$1,829,939,479.08

4. DWS ADVISOR FUNDS (14 series)
6) DWS Core Fixed Income Fund	$1,173,648,407.25
7) DWS High Income Plus Fund	$247,868,694.78
8) DWS Diversified International Equity Fund	$96,807,585.16
9) DWS Lifecycle Long Range Fund	$404,652,811.61
10) DWS Micro Cap Fund	$23,099,562.98
11) DWS Mid Cap Growth Fund	$320,576,787.83
12) DWS RREEF Global Real Estate Securities Fund (a)(d)(f)(g)	$378,953,257.54
13) DWS RREEF Real Estate Securities Fund (f)	$597,461,980.15
14) DWS Short Duration Fund	$157,655,255.13
15) DWS Short Duration Plus Fund	$1,665,592,603.71
16) DWS Short Term Municipal Bond Fund	$358,640,914.71

17) DWS Small Cap Growth Fund	$60,002,820.59
18) NY Tax Free Money Fund	$280,851,305.48
19) Tax Free Money Fund Investment	$150,094,155.48

5. DWS BALANCED FUND (1 series)
20) DWS Balanced Fund (b)	$954,174,278.80

6. DWS BLUE CHIP FUND (1 series)
21) DWS Blue Chip Fund	$223,816,906.45

7. DWS COMMUNICATIONS FUND, INC. (1 series)
22) DWS Communications Fund	$98,692,163.57

8. DWS DREMAN VALUE INCOME EDGE FUND, INC. (1 series)
23) DWS Dreman Value Income Edge Fund, Inc.	$233,877,962.43

9. DWS EQUITY 500 INDEX PORTFOLIO (1 series)
24) DWS Equity 500 Index Portfolio	$1,928,853,276.61

10. DWS EQUITY TRUST (6 series)
25) DWS Alternative Asset Allocation Plus Fund	$316,378,238.61
26) DWS Core Plus Allocation Fund	$18,287,831.87
27) DWS Disciplined Long/Short Growth Fund	$7,452,401.76
28) DWS Disciplined Long/Short Value Fund	$7,739,578.83
29) DWS Disciplined Market Neutral Fund	$231,966,176.59
30) DWS Select Alternative Allocation Fund	$23,768,587.59

11. DWS GLOBAL COMMODITIES STOCK FUND, INC. (1 series)
31) DWS Global Commodities Stock Fund, Inc.	$112,904,211.44

12. DWS GLOBAL HIGH INCOME FUND, INC. (1 series)
32) DWS Global High Income Fund, Inc.	$65,301,607.21

13. DWS GLOBAL/INTERNATIONAL FUND, INC. (5 series)
33) DWS Emerging Markets Fixed Income Fund	$166,577,412.20
34) DWS Global Bond Fund	$162,739,247.71
35) DWS Global Opportunities Fund	$307,440,895.37
36) DWS Global Thematic Fund	$871,612,840.18
37) DWS RREEF Global Infrastructure Fund (a)(d)(f)(g)	$59,596,215.77

14. DWS HIGH INCOME SERIES (1 series)
38) DWS High Income Fund	$1,192,568,541.29

15. DWS HIGH INCOME TRUST (1 series)
39) DWS High Income Trust	$104,650,195.77

16. DWS INCOME TRUST (1 series)
40) DWS GNMA Fund	$2,217,975,608.24

17. DWS INSTITUTIONAL FUNDS (8 series)
41) Cash Management Fund Institutional	$2,263,785,028.48
42) Cash Reserves Fund Institutional	$4,116,130,841.03
43) Daily Assets Fund Institutional	$5,922,777,469.75
44) DWS Commodity Securities Fund	$171,523,128.38
45) DWS EAFE™ Equity Index Fund	$207,971,279.28

46) DWS Equity 500 Index Fund	$1,558,910,099.79
47) DWS Inflation Protected Plus Fund	$112,694,301.37
48) DWS U.S. Bond Index Fund	$209,388,743.07

18. DWS INTERNATIONAL FUND, INC. (5 series)
49) DWS Emerging Markets Equity Fund	$174,802,539.15
50) DWS Europe Equity Fund	$184,670,308.84
51) DWS International Fund	$890,978,324.37
52) DWS International Value Opportunities Fund (b)	$10,990,042.14
53) DWS Latin America Equity Fund	$444,010,593.46

19. DWS INVESTMENT TRUST (5 series)
54) DWS Capital Growth Fund	$1,281,846,816.37
55) DWS Growth & Income Fund	$1,754,263,841.16
56) DWS Large Company Growth Fund	$167,906,526.00
57) DWS S&P 500 Index Fund	$369,943,176.82
58) DWS Small Cap Core Fund	$50,798,224.55

20. DWS INVESTMENTS VIT FUNDS (2 series)
59) DWS Equity 500 Index VIP	$561,947,483.69
60) DWS Small Cap Index VIP	$203,975,015.84

21. DWS INVESTORS FUND, INC. (1 series)
61) DWS Japan Equity Fund (c)	$39,682,178.32

22. DWS MONEY FUNDS (1 series)
62) DWS Money Market Prime Series	$3,693,630,701.28

23. DWS MONEY MARKET TRUST (1 series)
63) DWS Money Market Series	$18,491,982,732.59

24. DWS MULTI-MARKET INCOME TRUST (1 series)
64) DWS Multi-Market Income Trust	$172,216,238.31

25. DWS MUNICIPAL INCOME TRUST (1 series)
65) DWS Municipal Income Trust	$403,654,852.66

26. DWS MUNICIPAL TRUST (2 series)
66) DWS Managed Municipal Bond Fund	$3,326,932,684.79
67) DWS Strategic High Yield Tax-Free Fund	$905,155,689.16

27. DWS MUTUAL FUNDS, INC. (1 series)
68) DWS Gold & Precious Metals Fund (b)	$500,517,080.76

28. DWS PORTFOLIO TRUST (2 series)
69) DWS Core Plus Income Fund	$394,332,186.26
70) DWS Floating Rate Plus Fund	$60,355,593.60

29. DWS RREEF REAL ESTATE FUND II, INC. (1 series)
71) DWS RREEF Real Estate Fund II, Inc. (f)	$20,438,653.98

30. DWS RREEF REAL ESTATE FUND INC. (1 series)
72) DWS RREEF Real Estate Fund, Inc. (f)	$28,907,987.30

31. DWS RREEF WORLD REAL ESTATE & TACTICAL STRATEGIES FUND, INC. (1 series)

73) DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. (a)(d)(e)(g)	$71,062,496.02

32. DWS SECURITIES TRUST (2 series)
74) DWS Climate Change Fund (b)	$55,869,176.00
75) DWS Health Care Fund	$151,665,853.93

33. DWS STATE TAX-FREE TRUST (1 series)
76) DWS Massachusetts Tax-Free Fund	$366,296,728.42

34. DWS STATE TAX-FREE INCOME SERIES (2 series)
77) DWS California Tax-Free Income Fund	$686,475,856.19
78) DWS New York Tax-Free Income Fund	$281,384,435.47

35. DWS STRATEGIC GOVERNMENT SECURITIES FUND (1 series)
79) DWS Strategic Government Securities Fund	$2,021,377,863.49

36. DWS STRATEGIC INCOME FUND (1 series)
80) DWS Strategic Income Fund	$326,208,336.95

37. DWS STRATEGIC INCOME TRUST (1 series)
81) DWS Strategic Income Trust	$46,578,661.94

38. DWS STRATEGIC MUNICIPAL INCOME TRUST (1 series)
82) DWS Strategic Municipal Income Trust	$108,405,843.75

39. DWS TARGET DATE SERIES (5 series)
83) DWS LifeCompass 2015 Fund	$150,364,117.69
84) DWS LifeCompass 2020 Fund	$166,465,870.68

85) DWS LifeCompass 2030 Fund	$26,853,285.36
86) DWS LifeCompass 2040 Fund	$5,306,156.40
87) DWS LifeCompass Retirement Fund	$80,160,124.02

40. DWS TARGET FUND (6 series)
88) DWS LifeCompass Protect 2017 Fund	$39,192,692.94
89) DWS Target 2010 Fund	$32,555,677.07
90) DWS Target 2011 Fund	$56,052,700.55
91) DWS Target 2012 Fund	$43,466,221.42
92) DWS Target 2013 Fund	$29,769,760.05
93) DWS Target 2014 Fund	$32,465,335.24

41. DWS TAX FREE TRUST (1 series)
94) DWS Intermediate Tax/AMT Free Fund	$655,204,630.93

42. DWS TECHNOLOGY FUND (1 series)
95) DWS Technology Fund	$471,988,153.39

43. DWS VALUE EQUITY TRUST (2 series)
96) DWS S&P 500 Plus Fund	$63,848,307.78

44. DWS VALUE SERIES, INC. (5 series)
97) DWS Dreman Concentrated Value Fund	$17,817,454.60
98) DWS Dreman High Return Equity Fund	$2,442,837,830.96
99) DWS Dreman Mid Cap Value Fund	$125,000,846.50
100) DWS Dreman Small Cap Value Fund	$1,200,167,594.29
101) DWS Large Cap Value Fund (b)	$1,178,042,710.55

45. DWS VARIABLE SERIES I (6 series)
102) DWS Bond VIP	$140,508,183.99
103) DWS Capital Growth VIP	$536,983,822.48
104) DWS Global Opportunities VIP	$101,770,364.67
105) DWS Growth & Income VIP	$82,380,042.12
106) DWS Health Care VIP	$53,412,836.16
107) DWS International VIP	$246,430,910.25

46. DWS VARIABLE SERIES II (22 series)
108) DWS Alternative Asset Allocation Plus VIP (a)(f)(g)	$197,800.00
109) DWS Balanced VIP (b)	$275,789,420.61
110) DWS Blue Chip VIP	$89,196,886.38
111) DWS Conservative Allocation VIP	$0
112) DWS Core Fixed Income VIP	$135,015,827.81
113) DWS Dreman High Return Equity VIP	$237,815,085.82
114) DWS Dreman Small Mid Cap Value VIP	$188,853,518.18
115) DWS Global Thematic VIP	$51,612,327.96
116) DWS Government & Agency Securities VIP	$214,310,405.17
117) DWS Growth Allocation VIP	$0
118) DWS High Income VIP	$154,891,680.83
119) DWS Diversified International Equity VIP	$70,008,944.45
120) DWS Large Cap Value VIP (b)	$98,980,067.00
121) DWS Mid Cap Growth VIP	$16,217,185.60
122) DWS Moderate Allocation VIP	$0
123) DWS Money Market VIP	$367,783,315.70
124) DWS Small Cap Growth VIP	$56,675,131.28
125) DWS Strategic Income VIP	$67,467,218.70
126) DWS Technology VIP	$58,411,167.15

127) DWS Turner Mid Cap Growth VIP	$39,377,229.06

47. INVESTORS CASH TRUST (1 series)
128) Treasury Portfolio	$4,449,143,220.36

48. TAX-EXEMPT CALIFORNIA MONEY MARKET FUND (1 series)
129) Tax-Exempt California Money Market Fund	$236,620,858.93

49. SEI INSTITUTIONAL INVESTMENTS TRUST (1 series)
130) Real Return Plus Fund (h)	$170,748,246.59

50. USAA MUTUAL FUNDS TRUST (3 series)
131) USAA Balanced Strategy Fund (h)	$190,923,543.11
132) USAA Total Return Strategy Fund (h)	$5,105,382.83
133) USAA Global Opportunities Fund (h)	$59,752,179.04

51. JOHN HANCOCK FUNDS II (3 series)
134) All Cap Core Fund (f)(h)	$297,219,881.84
135) Global Real Estate Fund (a)(d)(f)(g)(h)	$364,614,653.30
136) Real Estate Securities Fund (f)(h)	$46,300,925.87

52. TRUST FOR PROFESSIONAL MANAGERS (3 series)
137) PMC Large Cap Growth Fund (h)	$0
138) PMC Large Cap Value Fund (h)	$5,204,549.67
139) PMC Small Cap Core Fund (h)	$0

53. ADVANCED SERIES TRUST (1 series)
140) AST DeAM Large Cap Value Portfolio (h)	$637,703,940.12

54. NATIONWIDE VARIABLE INSURANCE (1 series)
141) NVIT Multi-Manager Large Cap Value Fund (h)	$28,927,873.40

55. JOHN HANCOCK TRUST (3 series)
142) All Cap Core Trust (f)(h)	$266,572,915.76
143) Global Real Estate Trust (a)(d)(f)(g)(h)	$156,068,410.79
144) Real Estate Securities Trust (f)(h)	$197,760,802.49

(a)   Fund is either sub-advised or sub-sub-advised by Deutsche Asset Management (Hong Kong) Limited

(b)   Fund is sub-advised by Deutsche Asset Management International GmbH

(c)   Fund is sub-advised by Deutsche Asset Management Japan Limited

(d)   Fund is either sub-advised or sub-sub-advised by Deutsche Investments Australia Limited

(e)   Fund is managed by Deutsche Investment Management Americas, Inc. and advised by RREEF America L.L.C.

(f)   Fund is sub-advised by RREEF America L.L.C.

(g)   Fund is either sub-advised or sub-sub-advised by RREEF Global Advisors Limited

(h)   Fund is sub-advised by Deutsche Investment Management Americas, Inc.

Part 2

Funds for which Deutsche Asset Management International GmbH provides investment advisory and management services:

Fund	Assets Under Management (as of March 31, 2009)

1. THE CENTRAL EUROPE AND RUSSIA FUND, INC. (1 series)
1) The Central Europe and Russia Fund, Inc.	$289,480,155.10

2. THE EUROPEAN EQUITY FUND, INC. (1 series)
2) The European Equity Fund, Inc.	$63,530,475.51

3. THE NEW GERMANY FUND, INC. (1 series)
3) The New Germany Fund, Inc.	$160,861,161.60

Part 3

Fund for which RREEF America L.L.C. provides investment advisory and management services:

Fund	Assets Under Management (as of March 31, 2009)

DWS RREEF WORLD REAL ESTATE & TACTICAL STRATEGIES FUND, INC. (1 series)
1) DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. (a)	$71,062,496.02

(a)   Fund is managed by Deutsche Investment Management Americas, Inc. and advised by RREEF America L.L.C.

Annex B

Part 1

Funds for which DWS Investments Distributors, Inc. serves as principal underwriter:

Fund	Assets Under Management (as of March 31, 2009)

1. CASH ACCOUNT TRUST (3 Series)
1) Government & Agency Securities Portfolio	$18,784,625,227.39
2) Money Market Portfolio	$5,386,196,878.03
3) Tax Exempt Portfolio	$3,989,968,722.67

2. CASH MANAGEMENT PORTFOLIO (1 series)
4) Cash Management Portfolio	$26,701,838,081.18

3. CASH RESERVE FUND, INC. (1 series)
5) Prime Series	$1,829,939,479.08

4. DWS ADVISOR FUNDS (14 series)
6) DWS Core Fixed Income Fund	$1,173,648,407.25
7) DWS High Income Plus Fund	$247,868,694.78
8) DWS Diversified International Equity Fund	$96,807,585.16
9) DWS Lifecycle Long Range Fund	$404,652,811.61
10) DWS Micro Cap Fund	$23,099,562.98
11) DWS Mid Cap Growth Fund	$320,576,787.83
12) DWS RREEF Global Real Estate Securities Fund	$378,953,257.54
13) DWS RREEF Real Estate Securities Fund	$597,461,980.15
14) DWS Short Duration Fund	$157,655,255.13
15) DWS Short Duration Plus Fund	$1,665,592,603.71
16) DWS Short Term Municipal Bond Fund	$358,640,914.71

17) DWS Small Cap Growth Fund	$60,002,820.59
18) NY Tax Free Money Fund	$280,851,305.48
19) Tax Free Money Fund Investment	$150,094,155.48

5. DWS BALANCED FUND (1 series)
20) DWS Balanced Fund (b)	$954,174,278.80

6. DWS BLUE CHIP FUND (1 series)
21) DWS Blue Chip Fund	$223,816,906.45

7. DWS COMMUNICATIONS FUND, INC. (1 series)
22) DWS Communications Fund	$98,692,163.57

8. DWS EQUITY 500 INDEX PORTFOLIO (1 series)
23) DWS Equity 500 Index Portfolio	$1,928,853,276.61

9. DWS EQUITY TRUST (6 series)
24) DWS Alternative Asset Allocation Plus Fund	$316,378,238.61
25) DWS Core Plus Allocation Fund	$18,287,831.87
26) DWS Disciplined Long/Short Growth Fund	$7,452,401.76
27) DWS Disciplined Long/Short Value Fund	$7,739,578.83
28) DWS Disciplined Market Neutral Fund	$231,966,176.59
29) DWS Select Alternative Allocation Fund	$23,768,587.59

10. DWS GLOBAL/INTERNATIONAL FUND, INC. (5 series)
30) DWS Emerging Markets Fixed Income Fund	$166,577,412.20
31) DWS Global Bond Fund	$162,739,247.71
32) DWS Global Opportunities Fund	$307,440,895.37

33) DWS Global Thematic Fund	$871,612,840.18
34) DWS RREEF Global Infrastructure Fund	$59,596,215.77

11. DWS HIGH INCOME SERIES (1 series)
35) DWS High Income Fund	$1,192,568,541.29

12. DWS INCOME TRUST (1 series)
36) DWS GNMA Fund	$2,217,975,608.24

13. DWS INSTITUTIONAL FUNDS (8 series)
37) Cash Management Fund Institutional	$2,263,785,028.48
38) Cash Reserves Fund Institutional	$4,116,130,841.03
39) Daily Assets Fund Institutional	$5,922,777,469.75
40) DWS Commodity Securities Fund	$171,523,128.38
41) DWS EAFE™ Equity Index Fund	$207,971,279.28
42) DWS Equity 500 Index Fund	$1,558,910,099.79
43) DWS Inflation Protected Plus Fund	$112,694,301.37
44) DWS U.S. Bond Index Fund	$209,388,743.07

14. DWS INTERNATIONAL FUND, INC. (5 series)
45) DWS Emerging Markets Equity Fund	$174,802,539.15
46) DWS Europe Equity Fund	$184,670,308.84
47) DWS International Fund	$890,978,324.37
48) DWS International Value Opportunities Fund	$10,990,042.14
49) DWS Latin America Equity Fund	$444,010,593.46

15. DWS INVESTMENT TRUST (5 series)
50) DWS Capital Growth Fund	$1,281,846,816.37

51) DWS Growth & Income Fund	$1,754,263,841.16
52) DWS Large Company Growth Fund	$167,906,526.00
53) DWS S&P 500 Index Fund	$369,943,176.82
54) DWS Small Cap Core Fund	$50,798,224.55

16. DWS INVESTMENTS VIT FUNDS (2 series)
55) DWS Equity 500 Index VIP	$561,947,483.69
56) DWS Small Cap Index VIP	$203,975,015.84

17. DWS INVESTORS FUND, INC. (1 series)
57) DWS Japan Equity Fund	$39,682,178.32

18. DWS MONEY FUNDS (1 series)
58) DWS Money Market Prime Series	$3,693,630,701.28

19. DWS MONEY MARKET TRUST (1 series)
59) DWS Money Market Series	$18,491,982,732.59

20. DWS MUNICIPAL TRUST (2 series)
60) DWS Managed Municipal Bond Fund	$3,326,932,684.79
61) DWS Strategic High Yield Tax-Free Fund	$905,155,689.16

21. DWS MUTUAL FUNDS, INC. (1 series)
62) DWS Gold & Precious Metals Fund (d)	$500,517,080.76

22. DWS PORTFOLIO TRUST (2 series)
63) DWS Core Plus Income Fund	$394,332,186.26
64) DWS Floating Rate Plus Fund	$60,355,593.60

23. DWS SECURITIES TRUST (2 series)
65) DWS Climate Change Fund	$55,869,176.00
66) DWS Health Care Fund	$151,665,853.93

24. DWS STATE TAX-FREE TRUST (1 series)
67) DWS Massachusetts Tax-Free Fund	$366,296,728.42

25. DWS STATE TAX-FREE INCOME SERIES (2 series)
68) DWS California Tax-Free Income Fund	$686,475,856.19
69) DWS New York Tax-Free Income Fund	$281,384,435.47

26. DWS STRATEGIC GOVERNMENT SECURITIES FUND (1 series)
70) DWS Strategic Government Securities Fund	$2,021,377,863.49

27. DWS STRATEGIC INCOME FUND (1 series)
71) DWS Strategic Income Fund	$326,208,336.95

28. DWS TARGET DATE SERIES (5 series)
72) DWS LifeCompass 2015 Fund	$150,364,117.69
73) DWS LifeCompass 2020 Fund	$166,465,870.68
74) DWS LifeCompass 2030 Fund	$26,853,285.36
75) DWS LifeCompass 2040 Fund	$5,306,156.40
76) DWS LifeCompass Retirement Fund	$80,160,124.02

29. DWS TARGET FUND (6 series)
77) DWS LifeCompass Protect 2017 Fund	$39,192,692.94
78) DWS Target 2010 Fund	$32,555,677.07

79) DWS Target 2011 Fund	$56,052,700.55
80) DWS Target 2012 Fund	$43,466,221.42
81) DWS Target 2013 Fund	$29,769,760.05
82) DWS Target 2014 Fund	$32,465,335.24

30. DWS TAX FREE TRUST (1 series)
83) DWS Intermediate Tax/AMT Free Fund	$655,204,630.93

31. DWS TECHNOLOGY FUND (1 series)
84) DWS Technology Fund	$471,988,153.39

33. DWS VALUE EQUITY TRUST (2 series)
87) DWS S&P 500 Plus Fund	$63,848,307.78

34. DWS VALUE SERIES, INC. (5 series)
88) DWS Dreman Concentrated Value Fund	$17,817,454.60
89) DWS Dreman High Return Equity Fund	$2,442,837,830.96
90) DWS Dreman Mid Cap Value Fund	$125,000,846.50
91) DWS Dreman Small Cap Value Fund	$1,200,167,594.29
92) DWS Large Cap Value Fund (b)	$1,178,042,710.55

35. DWS VARIABLE SERIES I (6 series)
93) DWS Bond VIP	$140,508,183.99
94) DWS Capital Growth VIP	$536,983,822.48
95) DWS Global Opportunities VIP	$101,770,364.67
96) DWS Growth & Income VIP	$82,380,042.12
97) DWS Health Care VIP	$53,412,836.16
98) DWS International VIP	$246,430,910.25

36. DWS VARIABLE SERIES II (22 series)
99) DWS Alternative Asset Allocation Plus VIP	$197,800.00
100) DWS Balanced VIP	$275,789,420.61
101) DWS Blue Chip VIP	$89,196,886.38
102) DWS Conservative Allocation VIP	$0
103) DWS Core Fixed Income VIP	$135,015,827.81
105) DWS Dreman High Return Equity VIP	$237,815,085.82
106) DWS Dreman Small Mid Cap Value VIP	$188,853,518.18
107) DWS Global Thematic VIP	$51,612,327.96
108) DWS Government & Agency Securities VIP	$214,310,405.17
109) DWS Growth Allocation VIP	$0
110) DWS High Income VIP	$154,891,680.83
111) DWS Diversified International Equity VIP	$70,008,944.45
113) DWS Large Cap Value VIP	$98,980,067.00
114) DWS Mid Cap Growth VIP	$16,217,185.60
115) DWS Moderate Allocation VIP	$0
116) DWS Money Market VIP	$367,783,315.70
117) DWS Small Cap Growth VIP	$56,675,131.28
118) DWS Strategic Income VIP	$67,467,218.70
119) DWS Technology VIP	$58,411,167.15
120) DWS Turner Mid Cap Growth VIP	$39,377,229.06

37. INVESTORS CASH TRUST (1 series)
121) Treasury Portfolio	$4,449,143,220.36

38. TAX-EXEMPT CALIFORNIA MONEY MARKET FUND (1 series)
122) Tax-Exempt California Money Market Fund	$236,620,858.93